August 6, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Jan Woo, Staff Attorney, Maryse Mills-Apenteng, Special Counsel

RE:  BENEFIT SOLUTIONS OUTSOURCING CORP.
     AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
     FILED JULY 1, 2010
     FILE NO. 333-167917

Ms. Woo & Ms. Mills-Apenteng:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Benefit Solutions Outsourcing, Corp. (the "Company") dated July 28, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

As there is currently no public trading market, and one may never develop, please remove the statement in the second paragraph that reads, "The offering price of $0.01 per share may not reflect the market price of the shares after the offering." Alternatively, revise the statement to clarify that the offering price was arbitrarily determined and that a market for your securities may never develop.

RESPONSE:

We concur with the Staff and have removed the sentence pertaining to the offering price.

STAFF COMMENT 2:

It appears that the risk factors section begins on page 6 rather than on page 5 as indicated on the cover page and in the summary section on page 4. Please revise.

RESPONSE:

We concur with the Staff and have updated the risk factors' page references.

STAFF COMMENT 3:

Revise to present the information specified by Item 502(b) of Regulation S-K regarding the prospectus delivery obligation of dealers. Additionally, please remove the portions of the table of contents relating to portions of the registration statement that are not part of the prospectus.

RESPONSE:

We concur with the Staff and have added the prospectus delivery obligation of dealers. We also confirmed that the table of contents has been revised to remove those portions that are not part of the prospectus."

STAFF COMMENT 4:

We note your statements on page 5 that you have not generated any revenue from your business operations and that your auditors have expressed substantial doubt about your ability to continue as a going concern. Please revise the summary section so that this information is prominently disclosed on the first page of the summary and clarify that you presently have no operations.

RESPONSE:

We concur with the Staff and have added the disclosure about our auditor's doubt about our going concern. We have also added a reference that we have operations; however we do agree that they are minimal at this time.

STAFF COMMENT 5:

Please revise the text discussing the number of shares outstanding after the offering to disclose the number of shares outstanding if 50% of the shares are sold in this offering.

RESPONSE:

We concur with the Staff and have revised the disclosure to reflect the number of shares outstanding if only 50% of the offering is sold.

STAFF COMMENT 6:

Please revise the last sentence of the first full paragraph on page 4 to remove the implication that you do not have an obligation to update your prospectus for material changes. Please confirm your understanding in this regard.

RESPONSE:

We concur with the Staff and have removed the reference to not update the prospectus with material changes. We fully understand and confirm we will update the prospectus with material changes.

STAFF COMMENT 7:

Please disclose in this section that even if you sell all the shares being registered in this offering, the proceeds from the offering will not be sufficient to complete your business and marketing plans which you estimate to be $150,000.

RESPONSE:

We concur with the Staff and have added a disclosure to address the capital required to complete the business and marketing plan and the associated risk if all of the shares are not sold in this offering.

STAFF COMMENT 8:

Please disclose whether your office in Roseville, California is leased and provide any other information that will inform investors as to the suitability and adequacy of the facilities. We note your disclosure on page 24 that you are operating in a "very small space" and that you have not incurred any rent expenses. Refer to Item 102 of Regulation S-K.

RESPONSE:

We concur with the Staff and have updated the disclosure around the company's facilities to correspond with Item 102 of Regulation S-K.

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

STAFF COMMENT 9:

The risk factors should be tailored to your business and should not be so generic as to apply readily to other businesses. Please revise any such risk factors, including the risk factor subheadings, if applicable, to state specific material risks to your company or to the purchasers in this offering. By way of example only, and not intended as an exhaustive list, we refer you to the first and second risk factors on page 11.

RESPONSE:

We concur with the Staff and have revised or deleted the risk factors so that they remaining risk factors are specific to our business or the purchasers in this offering.

STAFF COMMENT 10:

It appears that there is a material risk that the company will lack sufficient capital resources to discharge the significant additional expenses that would be expected once it becomes a reporting company subject to the requirements of
Section 15(d) of the Exchange Act. Please add a separate risk factor alerting investors to the apparent substantial increases in administration costs that will be experienced after the effective date. In this regard, we note your estimate on page 23 that you expect $25,000 will be used for costs relating to becoming a public reporting company.

RESPONSE:

We concur with the Staff and have added an additional risk factor to address the lack of sufficient capital for the expenses associated for a public reporting company.

STAFF COMMENT 11:

Please explain why you have referenced an audit report dated June 22, 2010 considering the report of your independent auditor, included herein, is dated June 30, 2010.

RESPONSE:

We concur with the Staff and have updated the reference to the auditor's report to June 30, 2010. This was a typographical error.

STAFF COMMENT 12:

The subheading of the risk factor suggests that you will be able to generate sufficient funds from this offering to continue operating. Please revise the heading of this risk factor to clearly state, if true, that the proceeds from this offering will not be sufficient to develop your business and marketing plans. Also, disclose the minimum number of months that you will be able to operate with available capital resources, assuming the sales of 25%, 50%, 75%, and 100% of the securities in this offering.

RESPONSE:

We concur with the Staff and revised the subheading to reflect that if all securities are not sold in this offering we will be not able to complete the business and marketing plans. In addition, we added the number of months we can operate and the impact on our plans if 25%, 50%, 75% and 100% of the securities in this offering are sold.

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

STAFF COMMENT 13:

You state on page F-11 that the sole officer and director may, in the future, become involved in other business opportunities that become available and that he may face a conflict in selecting between the company and other business interests. You also disclose that the company has not formulated a policy for the resolution of such conflicts. Please expand the risk factor or include a separate risk factor to discuss any potential conflicts of interest and to disclose that you do not have a policy for resolving any such conflicts that may arise.

RESPONSE:

We concur with the Staff and have updated the risk factor to include the fact there is conflict and to state the company does not have a policy for a conflict should one arise.

STAFF COMMENT 14:

You state on page 14 that you anticipate the costs associated with public company requirements such as "audit, SEC filings, and reporting" to be approximately $5,000-$6,000. On page 23, you estimate the expenses related to filing legal and accounting expenses to be $21,000. Please reconcile these statements and tell us what "reporting" expenses refer to and whether they are different from expenses related to "SEC filings".

RESPONSE:

We concur with the Staff and have reconciled the public company costs which we expect to be approximately $20,000. The reference to reporting and SEC filings are the same, we therefore removed the redundancy.

STAFF COMMENT 15:

Please provide the calculations that support the "book value per share after the offering" assuming 75%, 50%, and 25% of the shares are sold. Please ensure that your calculation assume that 11,250,000, 10,500,000 and 9,750,000 shares will be outstanding if only 75%, 50% and 25%, respectively of the total offering shares are sold. In addition, explain further why you have not factored in the expenses of this offering when calculating the "book value per share after your offering" or revise your calculations accordingly.

RESPONSE:

We concur with the Staff and have updated the table to reflect the correct calculations on table 15 and we included expenses in our calculation.

STAFF COMMENT 16:

Please revise your disclosure in the second paragraph to discuss the possibility of a trading market developing once the registration statement is declared effective by the SEC. Ensure consistent disclosure throughout. In addition, we note several statements in the second paragraph that suggest that each step in the process "will" occur. Rather than describe the process of becoming an OTCBB company as a process that is within your control, please revise your statements in the second paragraph to appropriately reflect the uncertainty associated with the process.

RESPONSE:

We concur with the Staff and have updated the second paragraph to reflect the process is not in our control and that there is no certainty that it will occur.

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

STAFF COMMENT 17:

We note your statements on page 17 that "BSO offers a variety of services" and that it "provides specialized expertise." Given that you have not yet started operations, statements that suggest that you are currently offering these services are inappropriate. Please revise accordingly.

RESPONSE:

We concur with the Staff and have updated these references to state that the Company plans to offer these services and expertise in the future.

STAFF COMMENT 18:

You state here and elsewhere in your document that you intend to develop "products and services." In your Plan of Operations discussion on page 22, you state that you expect to complete product development within 24 months. Please describe these types of products that you plan to offer.

RESPONSE:

We concur with the Staff and have specifically stated the Company's specific product and services which include COBRA/HIPPA, flexible spending account, and group health care plan administration.

STAFF COMMENT 19:

Please disclose the number of full-time and part-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

RESPONSE:

We concur with the Staff and have updated the registration statement to reflect full and part time employee headcount.

STAFF COMMENT 20:

Please include a discussion of the government laws and regulations that are applicable to your business. This section should provide a meaningful description of the nature of the government regulation to which the company's proposed business will be subject in order to initiate the activities in your proposed business plan. See Item 101(h)(4)(ix) of Regulation S-K. Also, consider whether a risk factor is warranted regarding these government regulations.

RESPONSE:

We concur with the Staff and have added a risk disclosure on government laws and regulations.

STAFF COMMENT 21:

Please revise this section to provide a brief description of your current competitive position in the industry. See Item 101(h)(4)(iv) of Regulation S-K. We note that you have named companies with operations and resources significantly greater than your own. Consider revising your disclosure to identify instead those companies with which you expect to compete more directly.

RESPONSE:

We concur with the Staff and have updated the competitive landscape overview to identify the specific competitors that we anticipate that we will compete with and how we plan to compete and differentiate ourselves in the market.

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

STAFF COMMENT 22:

We note your reference to a website that will be "linked to other popular sites." Please indicate whether you have a website that is currently operational and, if so, disclose the website address.

RESPONSE:

We concur with the Staff and have revised the language to specify that we plan to have a website, but we have yet to launch our website.

STAFF COMMENT 23:

Please provide a more detailed description of the actions and timing of your planned operations over the next 12 months toward the development, completion and execution of your business plan. Explain how long it will take to complete the business and marketing plan, when you expect to begin to offer services, when you expect to begin to offer product, and when you expect to begin to generate revenue. Include a discussion of the number of employees/consultants needed to begin offering the services you describe, including the operations of a call center. To the extent your staffing requirements will materially change to service employers with as few as 10 employees or as many as 500 employees, please include a discussion of your plans for staffing your operations as these various levels.

RESPONSE:

We concur with the Staff and have revised our plan of operations to include timeframes, resources, and costs to start generating revenues. At this time, staffing requirements are unknown and will be determined as we build our business.

STAFF COMMENT 24:

You state on page 23 that you need $125,000 in order to execute your business plan over the next 12 months which includes $100,000 for production and design, marketing and technical work, and an additional $25,000 for working capital purposes. However, you state on page 6 and 7 that you need $150,000 to complete the marketing and business plan and for operational expenses. Please reconcile this disclosure. Further, tell us whether the $100,000 costs related to the "product development strategy" are separate and in addition to the costs to complete and execute the business and marketing plan.

RESPONSE:

We concur with the Staff and have reconciled the costs with our business. In addition, the completion of the business and marketing plan costs are separate from the product and service offering development costs.

STAFF COMMENT 25:

Please disclose here the minimum number of months that you will be able to conduct planned operations using currently available capital resources, assuming the sale of 25%, 50%, 75% and 100% of the securities in this offering.

RESPONSE:

We concur with the Staff and have updated the liquidity and capital resources section to reflect the minimum months of operations from available capital resources based on 25%, 50%, 75% and 100% of the shares sold in this offering.

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

STAFF COMMENT 26:

Please revise to give the specific date and employment history for Mr. Mills for the past five years and indicate whether such work was considered a full-time position. See Item 401(e) of Regulation S-K.

RESPONSE:

We concur with the Staff and have revised the employment history of Mr. Mills.

STAFF COMMENT 27:

You do not appear to have filed any documents related to the unregistered sale of the 9,000,000 shares of common stock to Mr. Mills. Please provide us with your analysis as to how you determined not to file any such documents as exhibits to the registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE:

The issuance of the shares was made to the sole officer and director of the Company and an individual who is a sophisticated and accredited investor, therefore, the issuance was exempt from registration of the Securities Act of 1933 by reason of Section 4 (2) of that Act. This issuance is fully disclosed in the registration statement.

         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 530-306-1365.

Sincerely,

/s/ Jamie Mills

Jamie Mills
Chief Executive Officer

Enclosure

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